UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2011

Commission File Number 001-33922

DRYSHIPS INC.

80 Kifissias Avenue
Amaroussion 15125, Athens Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 to this Report on Form 6-K of DryShips Inc. (the "Company") is a press release of the Company's majority-owned subsidiary, Ocean Rig UDW Inc. ("Ocean Rig UDW"), dated March 4, 2011, announcing a special meeting of the shareholders of Ocean Rig UDW.

In addition, this Report on Form 6-K includes information regarding the entry into a settlement by Cardiff Marine Inc. ("Cardiff"), the Company's former technical and commercial manager, with the U.S. Department of Justice in connection with an investigation involving the M/V Capitola, a drybulk carrier owned by the Company.

A U.S. District Court in Maryland has resolved a case in which Cardiff, the former manager of the M/V Capitola, entered into a comprehensive settlement with the U.S. Department of Justice in connection with an investigation into MARPOL violations involving that vessel.  Cardiff's plea agreement with the U.S. Department of Justice involved the failure to record certain discharges of oily water and oil residues in the ship's Oil Record Book.  The court ordered Cardiff to pay a fine and to implement an Environmental Compliance Plan, or ECP.  It has been agreed that the Company's current vessel manager, TMS Bulkers Ltd. ("TMS"), will carry out the ECP for the Company's vessels.  The ECP will strengthen the commitment of TMS to environmental compliance in every phase of its operation, including the operation of the Company's vessels.  The Company expects to incur costs of approximately $2.5 million associated with the above incident.

Exhibit 1

OCEAN RIG UDW INC. ANNOUNCES SPECIAL SHAREHOLDERS MEETING

March 4, 2011 - Ocean Rig UDW Inc. ("Ocean Rig") today announced that the Company expects that a special meeting of shareholders will be held on April 15, 2011 at 16:00 local time at the Company's offices located at 10 Skopa Street, Tribune House, 2nd Floor, Office 202, CY 1075, Nicosia, Cyprus. It is expected that Ocean Rig UDW Inc. shareholders of record at the close of business on March 10, 2011 will be entitled to receive notice and to vote at the special meeting or any adjournments or postponements thereof.

Formal notice of the special meeting and the Company's proxy statement containing the proposals that shareholders will be asked to consider and vote upon will be sent to shareholders of the Company when available. Shareholders are urged to read the proxy statement when available because it will contain important information.

About Ocean Rig

Ocean Rig is an international offshore drilling contractor providing oilfield services for offshore oil and gas exploration, development and production drilling, and specializing in the ultra-deepwater and harsh-environment segment of the offshore drilling industry. The company owns and operates two ultra-deepwater semi-submersible offshore drilling rigs, and one ultra-deepwater drill ship. In addition, the company has new building contracts with Samsung for the construction of three state-of-the-art advanced capability ultra-deepwater drill ships for delivery in 2011.

NOTE: Matters discussed in this release may constitute forward-looking statements. Forward-looking statements relate to Ocean Rig's expectations, beliefs, intentions or strategies regarding the future. These statements may be identified by the use of words like "anticipate', "believe', "estimate', "expect', "intend', "may', "plan', "project', "should', "seek', and similar expressions. Forward-looking statements reflect Ocean Rig's current views and assumptions with respect to future events and are subject to risks and uncertainties.

The forward-looking statements in this release are based upon various assumptions, may of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in Ocean Rig's records and other data available from third parties. Although Ocean Rig believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond Ocean Rig's control, Ocean Rig cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward-looking statements contained herein. Actual and future results and trends could differ materially from those set forth in such statements.

Important factors that, in Ocean Rig's view, could cause actual results to differ materially from those discussed in the forward-looking statements include (i) factors related to the offshore drilling market, including supply and demand, utilization, day rates and customer drilling programs; (ii);hazards inherent in the drilling industry and marine operations causing personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by third parties or customers and suspension of operations; (iii) changes in laws and governmental regulations, particularly with respect to environmental matters; (iv) the availability of competing offshore drilling vessels; (v) political and other uncertainties, including risks of terrorist acts, war and civil disturbances; piracy; significant governmental influence over many aspects of local economies, seizure; nationalization or expropriation of property or equipment; repudiation, nullification, modification or renegotiation of contracts; limitations on insurance coverage, such as war risk coverage, in certain areas; political unrest; foreign and U.S. monetary policy and foreign currency fluctuations and devaluations; the inability to repatriate income or capital; complications associated with repairing and replacing equipment in remote locations; import-export quotas, wage and price controls imposition of trade barriers; regulatory or financial requirements to comply with foreign bureaucratic actions; changing taxation policies; and other forms of government regulation and economic conditions that are beyond our control; (vi) the performance of our rigs; (vii) our ability to procure or have access to financing and comply with our loan covenants; (viii) our ability to successfully employ our drilling units; (ix) our capital expenditures, including the timing and cost of completion of capital projects; and (x) our revenues and expenses. Due to such uncertainties and risks, investors are cautioned not to place undue reliance upon such forward-looking statements.

Contact:

Investor Relations / Media: Nicolas Bornozis
Capital Link, Inc. (New York) Tel. 212-661-7566
E-mail: oceanrig@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRYSHIPS INC.

Dated: March 9, 2011	By: /s/George Economou
George Economou
Chief Executive Officer